# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Natural Gas Services Group, Inc., CIK 0001084991
CUSIP: 63886Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 404 Veterans Airpark Lane, Suite 300, Midland, Texas (TX), 79705
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-21-001107
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1151

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 754,564; shared voting power 0; sole dispositive power 754,564; shared dispositive power 0; aggregate amount beneficially owned 754,564 (6% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 754,564; shared voting power 0; sole dispositive power 754,564; shared dispositive power 0; aggregate amount beneficially owned 754,564 (6% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 754,564; sole dispositive power 0; shared dispositive power 754,564; aggregate amount beneficially owned 754,564 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Natural Gas Services Group, Inc.
Address of issuer's principal executive offices: 404 Veterans Airpark Lane, Suite 300, Midland, Texas (TX), 79705
Comment: This Amendment No. 6 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Natural Gas Services Group, Inc., a Colorado corporation (the "Issuer"), filed by Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the "Fund"), Mill Road Capital III GP LLC, a Cayman Islands limited liability company and the sole general partner of the Fund (the "GP"), and Thomas E. Lynch (together with the Fund and the GP, the "Reporting Persons") on January 4, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on December 23, 2022, as amended by Amendment No. 2 filed by the Reporting Persons on March 10, 2023, as amended by Amendment No. 3 filed by the Reporting Persons on May 2, 2023, as amended by Amendment No. 4 filed by the Reporting Persons on November 25, 2024, and as amended by Amendment No. 5 filed by the Reporting Persons on December 13, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of an aggregate of 754,564 shares of Common Stock for $7,446,685.10 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of standard American-style, exchange-traded put options ("Put Options") is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 12,474,020 shares of the Common Stock issued and outstanding as of November 8, 2024, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2024. All of the share numbers reported below, and on each Reporting Person's cover page to this Schedule 13D, are as of January 16, 2025, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 754,564 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 754,564 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 754,564 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock. Neither of Messrs. Petito nor Yanagi has beneficial ownership of any shares of Common Stock.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of Common Stock during the period (the "Reporting Period") from December 13, 2024 (the date on which Amendment No. 5 to the Schedule 13D was filed) to January 16, 2025:

Date of Sale Shares Sold(#) Sale Price per Share ($)
01/02/2025 5,476 $ 28.0081
01/14/2025 7,325 $ 27.4515
01/15/2025 19,829 $ 27.9252
01/16/2025 5,605 $28.0302
The above listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph and following table of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded call options ("Call Options") sold by the Fund during the Reporting Period, all of which are outstanding as of January 16, 2025. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale Value per Underlying Share at which Call Options were Sold ($) Shares Underlying Call Options (100s) Call Options' Strike Price per Share ($) Call Options' Expiration Date
12/27/2024 $ 2.2049 92 $25.00 02/21/2025
12/30/2024 $ 2.5001 95 $25.00 01/17/2025
12/30/2024 $ 0.9000 4 $27.50 01/17/2025
12/30/2024 $ 2.6341 768 $25.00 02/21/2025
12/30/2024 $ 1.3840 252 $27.50 02/21/2025
12/30/2024 $ 0.8000 4 $30.00 02/21/2025
12/31/2024 $ 0.9000 7 $27.50 01/17/2025
12/31/2024 $ 3.1958 48 $25.00 02/21/2025
01/02/2025 $ 3.3000 150 $25.00 02/21/2025
01/02/2025 $ 1.6001 100 $27.50 02/21/2025
01/02/2025 $ 2.5987 75 $27.50 04/17/2025
01/02/2025 $ 1.6506 96 $30.00 04/17/2025
01/03/2025 $ 3.2000 31 $25.00 02/21/2025
01/03/2025 $ 2.5000 100 $27.50 04/17/2025
01/06/2025 $ 2.5000 50 $27.50 04/17/2025
01/13/2025 $ 1.3600 75 $27.50 02/21/2025
01/13/2025 $ 3.8057 219 $25.00 04/17/2025
01/13/2025 $ 2.5000 59 $27.50 04/17/2025
01/14/2025 $ 3.1210 30 $25.00 02/21/2025
01/14/2025 $ 3.8745 100 $25.00 04/17/2025
01/14/2025 $ 2.5000 17 $27.50 04/17/2025
01/15/2025 S 3.0949 137 $25.00 02/21/2025
01/15/2025 $ 1.2564 94 $27.50 02/21/2025
01/15/2025 $ 3.9577 52 $25.00 04/17/2025
01/15/2025 $ 1.2389 255 $30.00 04/17/2025
01/16/2025 $1.0306 214 $27.50 02/21/2025
01/16/2025 $0.2520 50 $30.00 02/21/2025
01/16/2025 $1.0252 485 $30.00 04/17/2025

## Signatures
- Mill Road Capital III, L.P.: /s/ Deven Petito, Deven Petito, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (01/16/2025)
- Mill Road Capital III GP LLC: /s/ Deven Petito, Deven Petito, Management Committee Director (01/16/2025)
- Thomas E. Lynch: /s/ Deven Petito, Deven Petito, attorney-in-fact (01/16/2025)